STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038

December 19, 2016

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Debbie Skeens

Re:	The Dreyfus Third Century Fund, Inc. (File No. 811-02192)
Definitive Proxy Statement on Schedule 14A

Ladies and Gentlemen:
On behalf of The Dreyfus Third Century Fund, Inc. (the "Fund"), on or about December 21, 2016, we plan to file with the Securities and Exchange Commission (the "Commission") definitive proxy materials relating to a special meeting of shareholders of the Fund to be held on March 9, 2017, together with a form of proxy card.  The meeting is being called for the purpose of asking shareholders to vote on (1) certain matters in connection with the implementation of proposed changes to the Fund's investment strategy, including removing the current fundamental social investment policy and related fundamental social considerations and changing the fundamental investment objective of the Fund, (2) the engagement of a sub-adviser for the Fund, (3) a "manager of managers" arrangement for the Fund and (4) changes to certain of the fundamental investment restrictions of the Fund in connection with the modernization of those policies.
Shareholders of record as of the close of business on January 4, 2017 will be entitled to receive notice of and to vote at the meeting.  It is intended that the proxy materials will be mailed to shareholders on or about January 13, 2017.
The definitive proxy materials will be marked to show changes made primarily in response to comments of the staff (the "Staff") of the Commission with respect to the preliminary proxy materials that were provided to the undersigned by Debbie Skeens of the Staff telephonically on December 7, 2016.  In addition, shareholders of The Dreyfus Socially Responsible Growth Fund, Inc. (the "Socially Responsible Fund") will be asked to approve substantially similar proposals.  We have applied Staff comments given with respect to the preliminary proxy materials for the Socially Responsible Fund to the Fund's proxy materials, and vice versa, to the extent applicable.
For the convenience of the Staff, the Staff's comments have been restated below, and the Fund's response is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the proxy materials.
General
1.
Staff Comment:  Please confirm supplementally that any incomplete or missing information or exhibits in the preliminary proxy materials will be completed in or filed with the definitive proxy materials.

Response: Any incomplete or missing information or exhibits has been completed in or filed with the definitive proxy materials.

2.
Staff Comment:  Please consider comments made by the Staff with respect to one section of the proxy materials as applicable to similar disclosure elsewhere in the proxy materials.

Response: We have considered comments made by the Staff with respect to one section of the proxy materials as applicable to similar disclosure elsewhere in the proxy materials.

General Disclosure Comments
3.
Staff Comment:  The reason for each of the proposals, including for the considerable changes to the fund's investment strategies and fundamental policies, is often not stated and/or clear.  Please state a reason for each proposal earlier and more prominently in the proxy statement (e.g., performance problems, more flexibility, a broader investment universe that might lead to better returns).  Stating that the proposed change is in the "best interests of shareholders" is not sufficient.

Response: The requested revisions have been made.

4.
Staff Comment:  Each proposal should be discussed individually for clarity.  For example, the proposed changes to the Fund's fundamental restrictions currently are all in one section.  Consider using sub-headings or other clarifying methods to better designate discussion about each proposal.

Response: Please note that each proposal is discussed individually. For Proposal 4, the changes to fundamental investment restrictions, each proposed investment restriction change is a seperatly lettered and titled subsection of Proposal 4.

5.
Staff Comment:  Please include a clearer side-by-side comparison of the current and proposed fundamental policies.  Consider using a tabular format or a chart.

Response: A chart of the current and proposed fundamental policies has been added.

6.
Staff Comment:  Please revise the proxy materials to make it clear whether the Fund's board considered any factors that were adverse to the proposals (e.g., a potentially heighted risk profile as a result of the new strategy or adverse tax consequences).  If the board did not consider any factors that were adverse to the proposals, please explain why.  In particular, please note that the proxy statement states that management currently estimates a relatively large amount of realized capital gains.

Response: The requested revisions have been made.

7.
Staff Comment:  In order to better highlight the changes to the Fund's investment strategy, consider revising the applicable disclosure to include a chart or a table presenting the current investment strategy and the proposed investment strategy.  Additionally, the proxy materials do not discuss any changes to the Fund's investment risks.  Please consider adding disclosure regarding changes to the Fund's investment risks in the same format.

Response: A chart presenting the current and proposed investment strategies has been added. In addition, we have added descriptions of additional risk factors associated with the proposed investment strategy.

8.
Staff Comment:  Similarly, please clarify the disclosure regarding any changes between the current and proposed advisory fees, including sub-advisory fees.  Please make more prominent the disclosure that advisory fee will not increase.  Additionally, please clarify in the disclosure whether it is expected that the Fund's other expenses will remain the same, taking into account considerations like increased portfolio turnover.

Response: The requested revisions have been made. Please note that, in connection with and subject to shareholder approval of certain proposals, the management fee is proposed to decrease from 0.75% to 0.60% of the Fund's average daily net assets and, although other expenses are not expected to increase as a result of the proposed investment strategy change, The Dreyfus Corporation ("Dreyfus") will contractually agree, effective as of the effective date of the investment strategy change and until October 1, 2018, to waive receipt of its fees and/or assume the direct expenses of the Fund so that the expenses of none of the share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 0.70%.

9.
Staff Comment:  The preliminary proxy materials state that a form of the proposed Sub-Advisory Agreement (the "Sub-Advisory Agreement") with Newton Investment Management (North America) Limited ("Newton") is attached as Exhibit A to the proxy materials, but the exhibit is not filed.  Additionally, the description of the material terms of the Sub-Advisory Agreement is currently qualified by reference to the form of the Sub-Advisory Agreement contained in Exhibit A.  Please note that all material terms of the Sub-Advisory Agreement must be summarized adequately in the proxy materials.  Please delete the statement containing the qualification.

Response: The Sub-Advisory Agreement has been included as Exhibit A to the definitive proxy statement. We believe that all material terms of the Sub-Advisory Agreement are adequately summarized. The qualifying sentence has been deleted and the following sentence has been added: "Please refer to the form of the Newton Sub-Advisory Agreement contained in Exhibit A to this Proxy Statement for further information."

10.
Staff Comment:  For clarity, consider including a table of contents and a Q&A section.

Response: We believe the shareholder letter adequately summarizes the proposals such that a Q&A section is not necessary, and that the proxy statement is short enough that a table of contents is not necessary.

11.
Staff Comment:  Pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, an investment company is required to invest at least 80% of its assets in the type of investment suggested by its name ("80% policy").  Please note that the Staff considers "sustainable" to be a type of investment that falls within Rule 35d-1.  However, the Fund's proposed 80% policy only relates to equity securities of U.S. companies.  The requirements of Rule 35d-1 can be satisfied if the Fund invests at least 80% of its assets in investments that are environmentally-friendly or environmental, social and governance ("ESG") compatible.  Please revise the Fund's 80% policy as appropriate.

Response: The fund's 80% policy has been revised as follows: "To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities (or derivative instruments with similar economic characteristics) of U.S. companies that demonstrate attractive investment attributes and sustainable business practices and have no material unresolvable environmental, social or governance (ESG) issues."
Proxy Statement
12.
Staff Comment:  The first sentence of the third paragraph of the proxy statement states that "if no voting instructions are given, shares will be voted "FOR" the Proposals except as to broker non-votes as described below."  Please include a cross reference to where broker non-votes are described.

Response: The requested revision has been made.

Proposal 1
13.
Staff Comment:  Under the proposed investment strategy, the Fund normally would invest in companies that, in the opinion of Newton, demonstrate attractive investment attributes and sustainable business practices and have no material unresolvable ESG issues.  Please clarify what the Fund means by "sustainable business practices."

Response: The following disclosure has been added to the proxy statement:

Newton considers a company to engage in "sustainable business practices" if the company engages in such practices in an economic sense (i.e., the durability of the company's strategy, operations and finances), and takes appropriate account of material externalities caused by or affecting its business.
14.
Staff Comment:  Please more clearly explain the differences between the social screening criteria the Fund currently uses and the Fund's proposed investment strategy, which "integrates sustainable and ESG considerations in the investment process."

Response: Currently, the portfolio managers evaluate each stock considered to be a potential purchase candidate, by industry or sector, to determine whether the company enhances the quality of life in America by considering its record in the areas of (i) protection and improvement of the environment and the proper use of our natural resources, (ii) occupational health and safety, (iii) consumer protection and product purity and (iv) equal employment opportunity (collectively, the "Four Social Screens"). The proposed investment strategy eliminates the Four Social Screens and the consideration of whether the company "enhances the quality of life in America," and replaces it with a policy of investing in companies that, among other things, demonstrate sustainable business practices, as described above. The chart added in response to the Staff's comment further clarifies these changes. See the response to Staff Comment No. 7.

Proposal 3
15.
Staff Comment:  Please clarify whether the Fund is seeking shareholder approval of both the existing manager of managers order and the order the Fund has applied for.  If so, please separate the two proposals.

Response: The Fund is seeking shareholder approval for both the existing manager of managers order and the order the Fund has applied for. We have separated the two proposals in the definitive proxy statement and accompanying proxy card.

16.
Staff Comment:  The proxy statement states that if Proposal 3 is not approved, shareholder approval would continue to be required for Dreyfus to enter into or materially amend a sub-investment advisory agreement with respect to the Fund.  Please add similar disclosure about what would happen if the other proposals were not approved.  Additionally, the proxy statement states that board approval of certain proposals is subject to shareholder approval of other proposals.  Please ensure such disclosure is complete and consider describing all such dependencies in one section.

Response: The requested revisions have been made.

Proposal 4C
17.
Staff Comment:  The Proxy Statement states that "the proposed change to the Fund's fundamental investment restriction regarding industry concentration would clarify that  . . . securities issued or guaranteed by governments other than the U.S. Government or by foreign supranational entities are not considered to be the securities of issuers in a single industry for purposes of this fundamental investment restriction."  Please clarify that all the sovereign debt of a single country would be considered investments in a single industry.[1]

Response: The requested revision has been made.

1    See January 3, 1991 Dear Registrant Letter (foreign government securities may not be excluded from a fund's concentration policy).

Methods of Solicitation and Expenses
18.
Staff Comment:  Please more prominently disclose, in the beginning of the proxy statement, the fact that the expenses of the proxy will be borne by the Fund.

Response: The requested revision has been made.

19.
Staff Comment:  Please note that, if the Fund does decide to retain an outside proxy solicitor, Schedule 14A requires that the Fund disclose the material features of any contract or arrangement for such solicitation and identify the party, as well as the cost or anticipated cost thereof.

Response: The Fund has retained D.F. King as an external proxy solicitor. The required disclosure has been added to the definitive proxy statement.

Certain Beneficial Ownership
20.
Staff Comment:  Please note that Item 403 of Regulation S-K requires the information in the table to be as of the most recent practicable date.

Response: The beneficial ownership table has been updated as of December 15, 2016.

Proxy Card
21.
Staff Comment:  Please revise Proposal 3 on the proxy card to include unaffiliated subadvisers and subadvisers that are affiliated with Dreyfus or The Bank of New York Mellon.

Response: We have separated the proposals to reflect Staff Comment No. 15 and revised them as follows:

To approve the implementation of a "manager of managers" arrangement whereby Dreyfus, under certain circumstances, would be able to hire and replace Fund sub-advisers that are either unaffiliated with Dreyfus or are wholly-owned subsidiaries of Dreyfus' ultimate parent company, The Bank of New York Mellon Corporation ("BNY Mellon"), without obtaining shareholder approval.

To approve the implementation of a "manager of managers" arrangement whereby Dreyfus, under certain circumstances, and subject to the Securities and Exchange Commission's issuance of an exemptive order to the Fund and Dreyfus, would be able to hire and replace Fund sub-advisers that are either unaffiliated or affiliated with Dreyfus (whether or not wholly-owned subsidiaries of BNY Mellon) without obtaining shareholder approval.

We hope the Staff finds the revisions in the proxy materials responsive to the Staff's comments.
Please telephone the undersigned at 212.806.6658, or David Stephens of this office at 212.806.6138, if you have any questions or comments.
Very truly yours,

/s/ Lisa Goldstein
Lisa Goldstein

cc: David Stephens